

Mail Stop 4631

March 30, 2010

Mr. Jonathan Hoenecke
Chief Financial Officer
Titanium Asset Management Corp.
777 E. Wisconsin Avenue
Milwaukee, WI 53202

>   **RE: Form 10-K for the year ended December 31, 2008**
>   **Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and**
>   **September 30, 2009**
>   **File No. 0-53352**

Dear Mr. Hoenecke:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Edward Kelly, Staff Attorney, at (202) 551-3728 or, in his absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding our review of the financial statements and related matters.

                                        Sincerely,

                                        Rufus Decker
                                        Accounting Branch Chief